

September 9, 2024

A LETTER TO THE SHAREHOLDERS OF NEWS CORPORATION

Dear Fellow Shareholders,

Starboard Value LP (together with its affiliates, "Starboard" or "we") is a large shareholder of News Corporation ("News Corp" or the "Company"). We have great respect for News Corp and the evolution of the business since its formation in 2013. News Corp has transformed itself from a business comprised primarily of newspaper assets in decline to a growing, digital-first, highly-recurring, subscription-oriented business. As we outlined last year at the 13D Monitor Active-Passive Investor Summit, we believe News Corp has an opportunity for significant shareholder value creation. Since that time, we have enjoyed discussions with our fellow shareholders, who share our concerns that the Company is significantly undervalued and is burdened by its dual-class share structure that provides outsized influence to the Murdoch family.

To be clear, we believe dual-class share structures are <u>NOT</u> in the best interests of shareholders and are <u>NOT</u> reflective of best-in-class corporate governance practices. That being said, we can understand that there are limited and unique circumstances where some may consider the structure to be beneficial. Theoretically, some may believe dual-class share structures could provide potential benefits to recently listed companies that, perhaps, want their visionary founder to be insulated against short-term pressures for a limited period of time. However, News Corp could not be further from this archetype.

News Corp and its predecessor and related companies have had dual-class share structures in place for decades under the leadership of founder Rupert Murdoch. However, at last year's annual meeting, Rupert Murdoch transitioned to Chairman Emeritus and his son, Lachlan Murdoch, became the sole Chair of News Corp. As noted above, while we can understand how some could see a benefit to a visionary founder retaining outsized control for a limited duration of time, that potential understanding vanishes as super-voting power and the associated protections transition to others.

This transition of power from Rupert Murdoch to his children has allowed for complicated family dynamics to potentially impact the stability and strategic direction of News Corp. For background, the Murdoch family's ownership in News Corp is managed by the Murdoch Family Trust (the "Trust"), which is reportedly controlled by Rupert Murdoch and four of his children. Recent press reports have described a legal battle over ongoing control of the Trust, with Rupert and Lachlan Murdoch on one side, and three of Rupert Murdoch's other children on the other side. We believe, and reports have highlighted, that one of the root causes for the conflict is disagreement over the future strategic direction of News Corp and Fox Corporation. This uncertainty represents a risk to shareholders that is only amplified by the Murdoch family's super-voting shares and the poor governance and oversight that stems from the dual-class share structure.

While the legal proceedings are not public, press reports include excerpts of legal documents that point to Rupert Murdoch seeking to have his family influence the strategic direction of both companies in perpetuity, viewing them both as family businesses:

> *"According to the court's decision, Mr. [Rupert] Murdoch was concerned that the "lack of consensus" among his children "would impact the strategic direction at both companies including a potential reorientation of editorial policy and content."* **_It states that his intention was to "consolidate decision-making power in Lachlan's hands and give him permanent, exclusive control" over the company."_**
>
> *– The New York Times, July 24, 2024*

> *"The family battle has been years in the making.* **_Murdoch has always sought to keep his media enterprise in the family's hands_**, *and he brought several of his children into the business over the years."*
>
> *– The Wall Street Journal, July 24, 2024*

There are no reasonable arguments to extend super-voting rights and de facto control to the inheritors of a founder. The situation at News Corp is a textbook example of one of the worst forms of a dual-class share structure – one that extends beyond any reasonable timeline and one in which super-voting rights are moving from a visionary founder to the founder's children. The four Murdoch siblings with voting rights within the Trust are reported to have widely differing worldviews, which, collectively, could be paralyzing to the strategic direction of the Company; more importantly, we are not sure why their perspectives should carry greater weight than the views of other shareholders. This is clearly not the appropriate governance structure for a public company, and we believe it has exacerbated News Corp's valuation discount relative to its inherent value.

To address these concerns, we have submitted a non-binding business proposal to be voted upon at News Corp's upcoming 2024 Annual Meeting of Shareholders (the "2024 Annual Meeting") that calls upon the Board of Directors (the "Board") to take all necessary actions to collapse the Company's dual-class share structure. We have submitted this proposal to give shareholders the opportunity to stand up for their rights and to communicate to the Board that the time for News Corp's dual-class share structure has long passed.

While News Corp is often described as a controlled company and shareholders often feel bound to the desires of the Company's founding family, the Murdoch family's economic ownership stake in News Corp is approximately 14%[1], and even when accounting for the unequal voting rights of the Company's share classes, the Murdoch family controls 41%[1] of the vote.

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[1] Source: Company filings. Note: The Murdoch family's economic ownership and voting rights are based on the shares held by the Murdoch Family Trust and the K. Rupert Murdoch 2004 Revocable Trust as of the 2023 proxy statement.

Shareholders do have a choice and will have an opportunity to make their voices heard – there is a path to achieve majority support for this proposal. We believe majority support for this proposal will send a clear and direct message to the Board to eliminate the dual-class share structure. If the Board refuses to listen, we can then take further action.

Previous proposals to eliminate the dual-class structure were soundly supported by shareholders unaffiliated with the Murdoch family. In fact, nearly 90%[2] of unaffiliated shareholders supported a previously submitted proposal, resulting in 49.5%[2] of total votes being in favor of eliminating the dual-class share structure. Despite this clear message from unaffiliated shareholders, the Board failed to take action. The situation has become even more important in light of recent reporting on Murdoch family dynamics. We hope shareholders will once again clearly express their views, but we hope that this time, the Board will finally realize its obligation to represent the best interests of all shareholders.

Shareholders deserve better.

We will be filing a proxy statement in the coming weeks with more details on the proposal. We look forward to continuing to engage with our fellow shareholders.

Sincerely,

Jeffrey C. Smith
Managing Member
Starboard Value

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[2] Source: Company filings.